Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of BrightSpark Capitol Corp. (the “Company”) on Amendment No. 1 to Form S-1 [File No. 333-253724] of our report dated March 1, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of BrightSpark Capitol Corp. as of February 17, 2021 and for the period from February 9, 2021 (inception) through February 17, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

March 26, 2021